UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-9927

CUSIP Number: 204620207

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the period ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I — Registrant Information

Comprehensive Care Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101

Address of Principal Executive Office (Street and Number)

Tampa, Florida 33607

City, State and Zip Code

Part II — Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are not able to file our Annual Report on Form 10-K within the prescribed time period because we are experiencing delays in the analysis of certain information required to be included in the Form 10-K. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Giuseppe Crisafi	813	288-4808
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Significant Changes in Results of Operations

We anticipate that we will experience significant changes in our results of operations when comparing the year ended December 31, 2008 to the year ended December 31, 2009. We are still completing our financial statements for the year ended December 31, 2009 and are unable to determine additional amounts, if any, that may need to be recorded.

In particular, we anticipate that our total operating revenues decreased $21 million to $14.2 million for the year ended December 31, 2009 compared to $35.2 million for the year ended December 31, 2008. The decrease is primarily attributable to the expiration of two major customer contracts. We anticipate that the total cost of care decreased by $23.1 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008, due primarily to a reduction in claims expense, salaries and external medical case review fees associated with contracts that expired in 2008.

We anticipate that our gross margin increased by $2.1 million from a loss of $1.4 million for the year ended December 31, 2008 to a gross profit of $0.7 million for the year ended December 31, 2009 due to the expiration of contracts with high utilization of behavioral services.

We anticipate that total operating expenses increased by $5.8 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008 due primarily to costs related to increasing the size of our employee base to accommodate expected growth prospects in the near future, financial advisory and consulting fees to identify new capital sources, and litigation expense. During the year ended December 31, 2009, we anticipate that we incurred equity based expenses of $8.9 million recognized upon the issuance of warrants, common stock and stock options.

We anticipate an operating loss of $18.3 million for the year ended December 31, 2009 compared to an operating loss of $5.2 million for the year ended December 31, 2008 due primarily to the increases in total operating expenses and equity based expenses mentioned above. We anticipate a net loss to common shareholders of $17.9 million for the year ended December 31, 2009 compared to a net loss to common shareholders of $5.4 million for the year ended December 31, 2008.

We caution that the foregoing are forward looking statements and represent our present expectations with respect to our results of operations. We are still in the process of preparing our financial statements for the year ended December 31, 2009 and the final results of operations could differ from those described above and such difference could be material.

COMPREHENSIVE CARE CORPORATION, a Delaware Corporation

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By:	/s/ Giuseppe Crisafi
Giuseppe Crisafi
Chief Financial Officer